     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1997


                                                      REGISTRATION NO. 333-31949

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                            MANUGISTICS GROUP, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                      DELAWARE                                         52-1469385
            (STATE OR OTHER JURISDICTION                            (I.R.S. EMPLOYER
          OF INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                           2115 EAST JEFFERSON STREET
                           ROCKVILLE, MARYLAND 20852
                                 (301) 984-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ------------------

                               WILLIAM M. GIBSON


          PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

                            MANUGISTICS GROUP, INC.
                           2115 EAST JEFFERSON STREET
                           ROCKVILLE, MARYLAND 20852
                                 (301) 984-5000

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ------------------
                                   Copies to:

                          JOSEPH H. JACOVINI, ESQUIRE
                            MERRITT A. COLE, ESQUIRE
                    DILWORTH, PAXSON, KALISH & KAUFFMAN LLP
                            3200 MELLON BANK CENTER
                               1735 MARKET STREET
              PHILADELPHIA, PENNSYLVANIA 19103-7595 (215) 575-7000

                            ELIZABETH GRIEB, ESQUIRE
                             PIPER & MARBURY L.L.P.
                            36 SOUTH CHARLES STREET
                           BALTIMORE, MARYLAND 21201
                                 (410) 539-2530

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable following the date on which this Registration Statement becomes effective.

    If the only securities being registered on the Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                                                           SUBJECT TO COMPLETION


                                                                   JULY 31, 1997


                                2,200,000 SHARES


                            [MANUGISTICS GROUP LOGO]

                                  COMMON STOCK
                               ------------------


     Of the shares of Common Stock offered hereby (the "Offering"), 1,800,000 shares are being sold by Manugistics Group, Inc. ("Manugistics" or the "Company") and 400,000 shares are being sold by a stockholder of the Company (the "Selling Stockholder"). The Company's Common Stock is listed on the Nasdaq National Market ("Nasdaq") under the symbol "MANU." On July 30, 1997, the last reported sale price for the Common Stock on Nasdaq was $41.75 per share. See "Price Range of Common Stock and Dividend Policy."

                               ------------------


     SEE "RISK FACTORS" COMMENCING ON PAGE 7 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


=============================================================================================
                            PRICE           UNDERWRITING         PROCEEDS         PROCEEDS TO
                              TO           DISCOUNTS AND            TO              SELLING
                            PUBLIC         COMMISSIONS(1)       COMPANY(2)        STOCKHOLDER
---------------------------------------------------------------------------------------------
Per Share...........          $                  $                  $                  $
---------------------------------------------------------------------------------------------
Total(3)............          $                  $                  $                  $
=============================================================================================


(1) See "Underwriting" for information relating to indemnification of the Underwriters.

(2) Before deducting expenses of the Offering payable by the Company estimated at $500,000.


(3) The Selling Stockholder and certain other stockholders have granted the Underwriters a 30-day option to purchase up to a total of 330,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholder will
     be $          , $          , $          and $          , respectively. See
     "Underwriting."

                               ------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about           ,
1997.

ALEX. BROWN & SONS
      INCORPORATED


                           MORGAN STANLEY DEAN WITTER


                                                   ROBERTSON, STEPHENS & COMPANY


             THE DATE OF THIS PROSPECTUS IS                , 1997.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."


                             AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006, on which the Company's Common Stock is listed. The Commission maintains an Internet Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, located at http://www.sec.gov.


    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which are available from the Public Reference Section of the Commission at prescribed rates as described above. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such provisions and documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents, filed with the Commission by the Company, are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1997 ("1997 Form 10-K"); (ii) the Company's Quarterly Report on Form 10-Q for the three months ended May 31, 1997; (iii) the Company's Current Report on Form 8-K dated May 12, 1997; and
(iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act.



    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



    The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on written or oral request, a copy of any and all of the documents incorporated in this Prospectus by reference, other than exhibits to such documents not specifically incorporated by reference therein. Requests for such copies should be directed to Manugistics Group, Inc., at its principal executive offices located at 2115 East Jefferson Street, Rockville, Maryland 20852, Attention:
Investor Relations (telephone: (301) 984-5000).

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements included elsewhere or incorporated by reference in this Prospectus. Except as set forth in the financial statements or otherwise noted herein, the information in this Prospectus assumes that there will be no exercise of the Underwriters' over-allotment option and stock options held by employees and directors of the Company. Also, unless otherwise indicated herein, all information with regard to the capital stock of the Company, including share and per share data, has been restated to reflect a two-for-one split of the Company's Common Stock effected by means of a stock dividend paid on June 11, 1997 to stockholders of record as of May 23, 1997. In addition, effective July 29, 1997, the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") was amended to increase the number of authorized shares of Common Stock from 30,000,000 shares to 100,000,000 shares.


                                  THE COMPANY


     Manugistics Group, Inc. develops, markets and supports software products for synchronized supply chain management(TM) and provides related services. Synchronized supply chain management(TM) refers to managing the complex interactions involved in the flows of products through a supply chain, and involves forecasting product demand and coordinating the timing of distribution, manufacturing, procurement and transportation activities to meet this demand, not only across an entire enterprise, but also among an enterprise and its suppliers and customers. The Company believes it is the only provider of an integrated suite of strategic, tactical and operational supply chain planning tools and products that address the four key operational areas of supply chain management: demand planning, supply planning, manufacturing scheduling and transportation management.



     Many companies have faced increased competition and more demanding customer service requirements in recent years. Customers have had the leverage to demand better service from suppliers, partially because bargaining power has shifted to retailers and consumers from manufacturers and distributors over the past decade. Also, many companies have contended with shorter product life cycles in recent years. In addition, manufacturing companies in a number of industries have incurred substantial costs to build, acquire, maintain and operate plants and equipment. Given these costs and increased competition, many companies have sought ways to increase the returns from their significant investments in manufacturing assets.



     Supply chain management software enables companies to plan their supply and manufacturing activities to meet anticipated customer demand, while considering capacity and materials constraints and other factors. Supply chain management software complements Enterprise Resource Planning ("ERP") systems and provides companies with information not only about their own enterprise, but also about demand from customers and other information relating to suppliers and transportation providers. Because of the potential for significant returns on investment from supply chain management software and the rapid payback period relative to ERP systems, one industry research firm has recently recommended that, rather than implementing ERP systems first, companies should implement their supply chain planning solution first or simultaneously with ERP applications so that they can begin capturing the benefits of managing their supply chains sooner. Companies in many different industries now recognize that effective supply chain management is a source of competitive advantage, and these companies are seeking software that can help them achieve these benefits.



     The Company's supply chain management software provides strategic, tactical and operational supply chain planning tools and includes the Supply Chain Navigator(TM), the Manugistics Integrator for SAP(R) and four major families:
Demand Planning, Supply Planning, Manufacturing Scheduling and Transportation Management. The software operates in most major operating environments and supports database software from leading relational database software vendors. The United States list price for the Company's supply chain management software products ranges from $200,000 for a single product to several million dollars for the complete product suite. The Company has installed various combinations of its supply chain management software products at hundreds of locations worldwide and has granted more than 1,000 licenses for these products. The Company's customers include E.I. duPont de Nemours & Co., Frito-Lay, Inc., General Motors Service Parts Operations, Hewlett-Packard Co., Lever Brothers Company, Levi Strauss & Co., Wal-Mart Stores, Inc. and Warner-Lambert Co.



     The Company also offers a wide range of product-related services, including business operations consulting, change management consulting, end-user and system administrator education and training, and customer support to help clients reengineer their operations to take maximum advantage of the Company's software and effective supply chain management. Customers may obtain support services and maintenance for an annual fee that is approximately 18% of the then-current license fee.



     The Company licenses its supply chain management solutions in North and South America through a direct sales organization and in various regions outside of the Americas primarily through subsidiaries. The Company has also begun using indirect sales channels, such as complementary software vendors, third-party alliances and distributorships.


     The Company's principal executive offices are located at 2115 East Jefferson Street, Rockville, Maryland 20852, and its telephone number is (301) 984-5000.

                                  THE OFFERING


Common Stock offered by the Company................   1,800,000 shares
Common Stock offered by the Selling Stockholder....   400,000 shares
Common Stock to be outstanding after the
  Offering.........................................   23,655,010 shares(1)
Use of proceeds by the Company.....................   For working capital and other general
                                                      corporate purposes, including possible
                                                      acquisitions. See "Use of Proceeds."
Nasdaq symbol......................................   MANU


---------------

(1) Based upon 21,855,010 shares outstanding on May 31, 1997.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                       THREE MONTHS
                                                                                           ENDED
                                        YEAR ENDED FEBRUARY 28 OR 29,                     MAY 31,
                             ---------------------------------------------------    -------------------
                              1993       1994       1995       1996       1997       1996        1997
                             -------    -------    -------    -------    -------    -------    --------
STATEMENT OF OPERATIONS DATA:
Revenues..................   $28,284    $37,961    $49,410    $62,322    $94,722    $18,441    $ 34,180
Income from operations....         5      3,466      4,318      6,060      8,286     (2,070)      2,997
Net income (loss).........      (275)     2,152      3,221      4,448      4,342     (2,578)      2,040
Earnings (loss) per
  share(1)................     (0.02)      0.12       0.16       0.21       0.19      (0.12)       0.09



                                                                                       MAY 31, 1997
                                                                                --------------------------
                                                                                ACTUAL     AS ADJUSTED(2)
                                                                                -------    ---------------
BALANCE SHEET DATA:
Net working capital.........................................................    $30,850       $ 101,743
Total assets................................................................     82,439         153,332
Stockholders' equity........................................................     56,472         127,365


------------

(1) Net income for fiscal 1997 and for the three months ended May 31, 1996 included a non-recurring charge to operations in the amount of $3,697,000, or $0.16 and $0.17 per share, respectively. This charge, which was not deductible for income tax purposes, was incurred in connection with the write-off of purchased in-process research and development costs as a result of the acquisition of Avyx, Inc. in May 1996.


(2) Adjusted to give effect to the 23,655,010 shares of Common Stock to be outstanding after the Offering and the receipt by the Company of approximately $70,892,500 of net proceeds from the sale by the Company of 1,800,000 shares of Common Stock pursuant to the Offering, at an assumed offering price of $41.75 per share.

                       CERTAIN FORWARD-LOOKING STATEMENTS


     This Prospectus (including the documents incorporated herein by reference) contains or may contain certain forward-looking statements and information that are based on beliefs of, and information currently available to, the Company's management as well as estimates and assumptions made by the Company's management. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "future," "intend," "plan" and similar expressions as they relate to the Company or the Company's management, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions relating to the Company's operations and results of operations, shifts in market demand, the timing of product releases, economic conditions in foreign countries, competitive products and pricing and other risks and uncertainties including, in addition to any uncertainties specifically identified in the text surrounding such statements, uncertainties with respect to changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including the Company's stockholders, customers, suppliers, business partners, competitors, and legislative, regulatory, judicial and other governmental authorities and officials. Should one or more of these risks or uncertainties materialize, or should the underlying estimates or assumptions prove incorrect, actual results or outcomes may vary significantly from those anticipated, believed, estimated, expected, intended or planned.

                                  RISK FACTORS


     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.



     Potential Fluctuations in Quarterly Results; Seasonality. The Company's quarterly operating results have varied in the past and might vary significantly in the future because of factors such as business conditions or the general economy, the timely availability and acceptance of the Company's products, technological change, the effect of competitive products and pricing, changes in Company strategy, the mix of direct and indirect sales, changes in operating expenses, personnel changes and foreign currency exchange rate fluctuations. The Company has experienced and might continue to experience from time to time very large, individual license sales which can cause significant variations in quarterly license revenues. For example, a total of approximately 60% of the Company's software license revenues for the first quarter of fiscal 1998 were derived from five licensing contracts.



     The Company typically ships software products shortly after license agreements are signed and, therefore, does not maintain any material contract backlog. Furthermore, the Company has typically recognized a substantial portion of its revenues in the last month of a quarter. As a result, software products revenues in any quarter are substantially dependent on orders booked and shipped in that quarter, and the Company cannot predict software products revenues for any future quarter with any significant degree of certainty.



     The Company's software products revenues are also difficult to forecast because the market for business application software products is evolving rapidly, and the Company's sales cycles vary substantially from customer to customer. Because the licensing of the Company's products generally involves a significant capital expenditure by the customer, the Company's sales process is subject to the delays and lengthy approval processes that are typically involved in such expenditures. In addition, the Company expects that sales derived through indirect channels, the timing of which is harder to predict than for direct sales because there is less direct contact with the prospective customer, will increase as a percentage of total revenues. For these and other reasons, the sales cycle associated with the licensing of the Company's products varies substantially from customer to customer and typically lasts between four and six months, during which time the Company might devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations and feasibility studies, and might experience a number of significant delays, over which the Company has no control.



     The Company determines its expense levels based, at least in part, on its expectations as to future revenues. A substantial portion of the Company's revenues in any quarter are typically derived from a limited number of large contracts. Therefore, if revenues in a period are below expectations, operating results are likely to be adversely affected. Net income might be disproportionately affected by a reduction in revenues because a proportionately smaller amount of the Company's expenses varies directly with revenues. As a result of the foregoing factors, it is likely that in some quarters, the Company's operating results will be below the published expectations of financial research analysts. In that event, the price of the Company's Common Stock would likely be materially adversely affected.


     The Company has generally realized lower revenues in its first fiscal quarter (ending in May) than in the immediately preceding quarter. The Company believes that these fluctuations are caused primarily by customer budgeting and purchasing patterns and by the Company's sales commission policies, which compensate personnel for meeting or exceeding annual performance quotas.

     Competition. The market for business applications software is highly competitive and subject to rapid change. Many application software vendors offer products that are directly competitive with some of the software products marketed by the Company. Some of the Company's current and potential competitors have significantly greater financial, marketing, technical and other competitive resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. In addition, certain ERP system vendors have announced plans to develop new products or to incorporate additional functionality into their current products that, if successfully developed and marketed, could compete with the products offered by the Company. Furthermore, current and potential competitors may make acquisitions of other competitors or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the supply chain management needs of the Company's prospective customers. Accordingly, it is possible that new competitors may emerge and rapidly acquire significant market share. If this were to occur, the business, operating results, financial condition and cash flows of the Company could be materially adversely affected.



     Dependence on New Products and Rapid Technological Change; Risk of Product Defects. The market for the Company's products is characterized by rapidly changing technologies, frequent new product introductions, rapid changes in customer requirements and evolving industry standards. The Company believes that its future financial performance will depend in large part on its ability to maintain and enhance its current product line, develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. There can be no assurance, however, that the Company will be successful in developing and marketing new products or product enhancements that respond to technological change or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of prospective customers and achieve market acceptance. If the Company is unable, for technological or other reasons, to successfully develop and introduce new products or product enhancements, the Company's business, operating results, financial condition and cash flows would be materially adversely affected.



     In addition, software products as complex as those offered by the Company might contain undetected errors or failures when first introduced or when new versions are released. There can be no assurance, despite testing by the Company and by current and prospective customers, that errors will not be found in new products or product enhancements after commercial release, resulting in loss of or delay in market acceptance, which could have a material adverse effect upon the Company's business, operating results, financial condition and cash flows.



     Management of Growth. The Company has recently experienced a period of rapid growth in revenues that has placed a significant strain upon its management systems and resources. The Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis. The Company has recently hired a significant number of employees, and in order to maintain its ability to grow in the future, the Company will be required to increase significantly its total number of employees and to train and manage its employee work force. There can be no assurance that the Company will be able to do so successfully. The Company's failure to do so could have a material adverse effect upon the Company's business, operating results, financial condition and cash flows.



     International Operations. The Company is currently conducting operations in a number of countries in Europe, Asia and South America and plans to conduct operations in additional regions outside the United States, which will require significant management attention and financial resources and could adversely affect the Company's operating margins. The Company plans to accelerate the growth of, and increase its investment in, its international operations. There can be no assurance that the Company will be able to generate, maintain or increase demand for the Company's products in new geographic markets. Certain risks are inherent in international operations. The majority of the Company's contracts are denominated in U.S. currency. Most of the revenues from sales outside the United States have been denominated in foreign currencies, typically the local currency of Manugistics' business unit. The Company anticipates that the proportion of its revenues denominated in foreign currencies will increase. A decrease in the value of foreign currencies relative to the U.S. dollar could result in losses from foreign currency translations. In connection with transactions denominated in foreign currency, the Company has taken steps to minimize the risks associated with such foreign currency in the past and might take such steps in similar circumstances in the future. With respect to the Company's international sales that are U.S. dollar-denominated, currency fluctuations could make the Company's products and services less price competitive. The Company's international sales and operations might be adversely affected by the imposition of government controls, political and economic instability, difficulties in staffing and managing international operations and general economic conditions in foreign countries.



     Expansion of Indirect Channels. The Company is building and maintaining significant working relationships with ERP system vendors and consulting firms that the Company believes can play important roles in marketing the Company's products. The Company is currently investing, and intends to continue to invest, significant resources to develop these relationships, which could adversely affect the Company's operating margins. There can be no assurance that the Company will be able to attract organizations that will be able to market the Company's products effectively or that will be qualified to provide timely and cost-effective customer support and service. In addition, the Company's arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause, and many of these organizations are also involved with competing products. Certain ERP system vendors have announced plans to develop new products or to incorporate additional functionality into their current products. Therefore, there can be no assurance that any organization will continue its involvement with the Company and its products, and the loss of important organizations could materially adversely affect the Company's results of operations. In addition, if the Company is successful in selling products as a result of these relationships, any material increase in the Company's indirect sales as a percentage of total revenues would be likely to adversely affect the Company's average selling prices and gross margins because of the lower unit prices that the Company receives when selling through indirect channels.



     Lack of Product Diversification. The Company's future results depend on continued market acceptance of supply chain management software and services as well as the Company's ability to continue to adapt and modify this software to meet the evolving needs of its prospects and customers. Any reduction in demand or increase in competition in the market for supply chain management software products could have a material adverse effect on the Company's business, operating results, financial condition and cash flows.



     Dependence Upon Key Personnel. The loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not have employment contracts with any of its executive officers and does not maintain key person insurance. There can be no assurance that the Company will be able to retain its key personnel. The Company's future success also depends on its continuing ability to attract, assimilate and retain highly qualified sales, technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can attract, assimilate or retain such personnel in the future.


     Intellectual Property and Proprietary Rights. The Company regards its software as proprietary and relies on a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions, technical measures and other methods to protect its proprietary rights in its products. There can be no assurance that these protections will be adequate to protect its proprietary rights or that the Company's competitors will not independently develop products that are substantially equivalent or superior to the Company's products. In addition, the laws of certain countries in which the Company's products are or may be licensed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. Although the Company believes that its products, trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company.


     Possible Volatility of Stock Price. Factors such as announcements of new products or technological innovations by the Company or its competitors, as well as quarterly variations in the Company's operating results, may cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market in recent years has experienced price and volume fluctuations which have particularly affected the market prices of many high technology stock issues and which have often been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations, as well as general economic conditions, may adversely affect the market price of the Common Stock.


     Anti-Takeover Protections. The Company's Certificate of Incorporation and Amended and Restated By-Laws (the "By-Laws") contain provisions which may be deemed to be "anti-takeover" in nature or effect in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another person by means of a tender offer, merger, proxy contest or similar transaction. The Certificate of Incorporation authorizes the issuance, without shareholder approval, of up to 4,620,253 shares of "blank check" preferred stock, with such designations, rights, preferences, privileges and restrictions, including voting rights, of such shares as may be determined from time to time by the Company's Board of Directors. Accordingly, the Board is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could materially adversely affect the voting power or other rights of the holders of the Common Stock (including those of the purchasers in the Offering). Holders of the Common Stock issued and sold in the Offering will have no preemptive rights to subscribe for a pro rata portion of preferred stock or any other capital stock which may be issued by the Company. In the event of issuance, such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of preferred stock, there can be no assurance that the Company will not do so in the future. See "Description of Capital Stock-- Delaware Law and Certain Charter and By-Law Provisions."



     The By-Laws provide that the Board of Directors is divided into three classes and for the staggered election of directors to serve for three-year terms. Each director is subject to removal only for cause upon the vote of at least 67% of the outstanding shares of Common Stock. Furthermore, the Company is subject to certain anti-takeover provisions of the General Corporation Law of Delaware. The existence of these provisions would be expected to have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for the Common Stock. See "Description of Capital Stock--Delaware Law and Certain Charter and By-Law Provisions.



     Shares Eligible for Future Sale. Sales of a substantial amount of the Company's Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have 23,655,010 shares of Common Stock outstanding (based upon 21,855,010 shares outstanding on May 31, 1997). All of the shares sold in this Offering will be available for resale in the public market without restriction, except for any such shares which may be purchased by affiliates of the Company. The Company's directors, executive officers and certain stockholders have agreed, subject to certain limitations, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus. At May 31, 1997, such persons beneficially owned an aggregate of 9,497,920 shares of Common Stock (including 567,326 shares issuable upon exercise of options) that may be resold in accordance with Rule 144 under the Securities Act following the expiration of this 90-day period.



     At May 31, 1997, there were a total of approximately 6,641,017 registered shares of Common Stock reserved for issuance upon exercise of outstanding stock options and options that may be granted in the future under the Company's stock option plans or for issuance under the Company's Employee Stock Purchase Plan.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock offered by the Company hereby are estimated to be approximately $70,892,500, assuming an offering price of $41.75 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The net proceeds will be used for working capital and other general corporate purposes, including financing the Company's growth through further expansion into international markets, acceleration of product releases and possible acquisitions. The Company investigates potential candidates for acquisition, joint venture opportunities or other relationships on an ongoing basis. However, the Company is not presently conducting discussions or negotiations with respect to any such specific transactions. The allocation of the net proceeds of this Offering will be influenced by such factors as the needs of clients, market factors and the international economic climate. Accordingly, the Company cannot predict the allocation of the net proceeds of this Offering among the foregoing uses. Pending such uses, the net proceeds will be invested in short-term investment grade and government securities. The Company will not receive any proceeds from the sale of shares of Common Stock offered by the Selling Stockholder.


                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of May 31, 1997, and as adjusted to reflect the sale of the 1,800,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $41.75 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's financial statements and the other information included and incorporated by reference in this Prospectus.



                                                                               MAY 31, 1997
                                                                          ----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                          -------    -----------
                                                                              (IN THOUSANDS)
Long-term debt.........................................................   $   188     $     188
Stockholders' equity:
     Preferred Stock, $.01 par value; 4,620,253 shares authorized......        --            --
     Common Stock, $.002 par value; 30,000,000 shares authorized(1);
      shares issued, 22,607,520; 24,407,520, as adjusted; shares
      outstanding, 21,855,010; 23,655,010, as adjusted.................        45            49
     Additional paid-in capital........................................    39,635       110,524
     Retained earnings.................................................    17,002        17,002
     Translation adjustment............................................       507           507
     Treasury stock -- 752,510 shares, at cost.........................      (717)         (717)
                                                                          -------     ---------
          Total stockholders' equity...................................    56,472       127,365
                                                                          -------     ---------
               Total capitalization....................................   $56,660     $ 127,553
                                                                          =======     =========


---------------

(1) Effective July 29, 1997, the Company's Certificate of Incorporation was amended to increase the number of authorized shares of Common Stock from 30,000,000 shares to 100,000,000 shares.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     The Company's Common Stock trades on Nasdaq under the symbol "MANU." The following table sets forth, for each quarterly period indicated, the high and low sales prices for the Common Stock as reported by Nasdaq.



                                                                                HIGH      LOW
                                                                                -----    -----
Fiscal Year 1996:
     First Quarter...........................................................    7 1/4    5 1/8
     Second Quarter..........................................................    8 1/4    5 3/8
     Third Quarter...........................................................   10 1/4    7
     Fourth Quarter..........................................................    8 3/4    4 3/4
Fiscal Year 1997:
     First Quarter...........................................................    8 1/2    5 5/8
     Second Quarter..........................................................   14 1/2    7 1/4
     Third Quarter...........................................................   24 1/8   13 13/16
     Fourth Quarter..........................................................   26 7/8   15 5/8
Fiscal Year 1998:
     First Quarter...........................................................   33 5/8   16 1/4
     Second Quarter (June 1 through July 30).................................   48 1/2   30 3/4



     On July 30, 1997, the closing sales price of the Common Stock on Nasdaq was $41 3/4 per share.



     The Company has never declared or paid any cash dividends on its Common Stock and does not intend to do so in the foreseeable future. The Company's present intention is to retain any future earnings to provide funds for the operation and expansion of its business. The Company has an unsecured committed revolving credit facility with a commercial bank that will expire on September 30, 1997, unless it is renewed. During the term of the facility, the Company is prohibited from declaring or paying cash dividends to holders of Common Stock.

                            SELECTED FINANCIAL DATA


     The selected financial data set forth below should be read in conjunction with the Company's financial statements and the other information included or incorporated by reference in this Prospectus. The Statement of Operations Data for the years ended February 28 or 29, 1995, 1996 and 1997 and the Balance Sheet Data as of February 28 or 29, 1996 and 1997 have been derived from the audited financial statements included in the 1997 Form 10-K incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." The Statement of Operations Data for the years ended February 28, 1993 and 1994 and the Balance Sheet Data as of February 28, 1993, 1994 and 1995 have been derived from audited financial statements of the Company. The data for the three months ended May 31, 1996 and 1997 have been derived from unaudited interim financial statements of the Company included in the Quarterly Report on Form 10-Q, for the quarter ended May 31, 1997, incorporated by reference in this Prospectus. The unaudited financial statements have been prepared by the Company on a basis consistent with the Company's audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.



                                                                                                                  THREE MONTHS
                                                                                                                     ENDED
                                                                   YEAR ENDED FEBRUARY 28 OR 29,                    MAY 31,
                                                        ---------------------------------------------------    ------------------
                                                         1993       1994       1995       1996       1997       1996       1997
                                                        -------    -------    -------    -------    -------    -------    -------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software products..................................   $14,731    $19,590    $24,758    $29,494    $50,778    $ 8,732    $19,840
  Consulting, maintenance and other services.........    13,553     18,371     24,652     32,828     43,944      9,709     14,340
                                                        --------   -------    -------    -------    -------    --------   -------
      Total revenues.................................    28,284     37,961     49,410     62,322     94,722     18,441     34,180
Operating expenses:
  Cost of software sold..............................     2,357      2,878      2,842      2,974      4,532      1,344      2,181
  Cost of consulting, maintenance and other
    services.........................................     7,850      9,518     12,990     14,614     19,101      4,042      6,571
  Sales and marketing................................    10,538     13,374     16,580     21,365     32,909      6,134     13,152
  Product development................................     4,097      5,011      7,550     11,229     17,380      3,557      6,225
  General and administrative.........................     3,437      3,714      5,130      6,080      8,817      1,737      3,054
  Purchased research and development.................        --         --         --         --      3,697      3,697         --
                                                        --------   -------    -------    -------    -------    --------   -------
      Total operating expenses.......................    28,279     34,495     45,092     56,262     86,436     20,511     31,183
                                                        --------   -------    -------    -------    -------    --------   -------
Income from operations...............................         5      3,466      4,318      6,060      8,286     (2,070)     2,997
Other income (expense)...............................       (92)       146        643      1,097      1,016        216        324
                                                        --------   -------    -------    -------    -------    --------   -------
Income (loss) before income taxes....................       (87)     3,612      4,961      7,157      9,302     (1,854)     3,321
Provision for income taxes...........................       188      1,460      1,740      2,709      4,960        724      1,281
                                                        --------   -------    -------    -------    -------    --------   -------
Net income (loss)....................................   $  (275)   $ 2,152    $ 3,221    $ 4,448    $ 4,342    $(2,578)   $ 2,040
                                                        ========   =======    =======    =======    =======    ========   =======
Earnings (loss) per share(1).........................   $ (0.02)   $  0.12    $  0.16    $  0.21    $  0.19    $ (0.12)   $  0.09
                                                        ========   =======    =======    =======    =======    ========   =======
Weighted average number of shares outstanding........    14,926     18,442     20,574     21,628     22,964     20,980     23,705


                                                                                                                 MAY 31,
                                                                                                                  1997
                                                                          FEBRUARY 28 OR 29,                     -------
                                                          ---------------------------------------------------
                                                           1993       1994       1995       1996       1997      ACTUAL
                                                          -------    -------    -------    -------    -------    -------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Net working capital....................................   $   240    $21,274    $30,484    $29,201    $32,499    $30,850
Total assets...........................................    14,046     34,665     49,759     60,431     84,323     82,439
Long-term debt, less current portion...................       795        528        337        182        220        188
Total stockholders' equity(3)..........................     2,374     24,899     36,512     42,942     53,593     56,472

                                                           MAY 31,
                                                            1997
                                                           -------
                                                             AS
                                                         ADJUSTED(2)
                                                         -----------

BALANCE SHEET DATA:
Net working capital....................................   $ 101,743
Total assets...........................................     153,332
Long-term debt, less current portion...................         188
Total stockholders' equity(3)..........................     127,365


---------------

(1) Net income for fiscal 1997 and for the three months ended May 31, 1996 included a non-recurring charge to operations in the amount of $3,697,000, or $0.16 and $0.17 per share, respectively. This charge, which was not deductible for income tax purposes, was incurred in connection with the write-off of purchased in-process research and development costs as a result of the acquisition of Avyx, Inc. in May 1996.


(2) Adjusted to give effect to the 23,655,010 shares of Common Stock to be outstanding after the Offering (based on 21,855,010 shares outstanding on May 31, 1997), and the receipt by the Company of approximately $70,892,500 of net proceeds from the sale by the Company of 1,800,000 shares of Common Stock pursuant to the Offering at an assumed offering price of $41.75 per share.


(3) Total stockholders' equity for 1993 is adjusted to give effect to the conversion of all outstanding shares of Series A and Series B Preferred Stock into shares of Common Stock.

QUARTERLY RESULTS OF OPERATION


     The following tables set forth the Company's Statement of Operations Data for each of the five quarters in the period ended May 31, 1997, including such amounts expressed as a percentage of total revenues. This unaudited quarterly information has been prepared on the same basis as the Company's audited consolidated financial statements included in the 1997 Form 10-K incorporated by reference in this Prospectus and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.



                                                                                   THREE MONTHS ENDED
                                                                 ------------------------------------------------------
                                                                 MAY 31,    AUG. 31,    NOV. 30,    FEB. 28,    MAY 31,
                                                                  1996        1996        1996        1997       1997
                                                                 -------    --------    --------    --------    -------
                                                                                     (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software products...........................................   $8,732     $10,376     $12,281     $19,389     $19,840
  Consulting, maintenance and other services..................    9,709      10,559      11,407      12,269      14,340
                                                                 ------     -------     -------     -------     -------
      Total revenues..........................................   18,441      20,935      23,688      31,658      34,180
Operating expenses:
  Cost of software sold.......................................    1,344         893       1,053       1,242       2,181
  Cost of consulting, maintenance and other services..........    4,042       4,621       4,915       5,523       6,571
  Sales and marketing.........................................    6,134       7,287       8,237      11,251      13,152
  Product development.........................................    3,557       3,996       4,432       5,395       6,225
  General and administrative..................................    1,737       2,014       2,161       2,905       3,054
  Purchased research and development..........................    3,697          --          --          --          --
                                                                -------     -------     -------     -------     -------
      Total operating expenses................................   20,511      18,811      20,798      26,316      31,183
                                                                -------     -------     -------     -------     -------
Income from operations........................................   (2,070)      2,124       2,890       5,342       2,997
Other income (expense)........................................      216         244         277         279         324
                                                                -------     -------     -------     -------     -------
Income (loss) before income taxes.............................   (1,854)      2,368       3,167       5,621       3,321
Provision for income taxes....................................      724         921       1,220       2,095       1,281
                                                                -------     -------     -------     -------     -------
Net income (loss)(1)..........................................  $(2,578)    $ 1,447     $ 1,947     $ 3,526      $2,040
                                                                =======     =======     =======     =======     =======



                                                                                   THREE MONTHS ENDED
                                                                 ------------------------------------------------------
                                                                 MAY 31,    AUG. 31,    NOV. 30,    FEB. 28,    MAY 31,
                                                                  1996        1996        1996        1997       1997
                                                                 -------    --------    --------    --------    -------
PERCENTAGE OF REVENUES:
Revenues:
  Software products...........................................     47.4 %      49.6%       51.8%       61.2%      58.0 %
  Consulting, maintenance and other services..................     52.6        50.4        48.2        38.8       42.0
                                                                 ------      ------      ------      ------     ------
      Total revenues..........................................    100.0       100.0       100.0       100.0      100.0
Costs and operating expenses:
  Cost of software sold.......................................      7.3         4.3         4.4         3.9        6.4
  Cost of consulting, maintenance and other services..........     21.9        22.1        20.7        17.4       19.2
  Sales and marketing.........................................     33.4        34.8        34.9        35.6       38.5
  Product development.........................................     19.3        19.1        18.7        17.0       18.2
  General and administrative..................................      9.4         9.6         9.1         9.2        8.9
  Purchased research and development..........................     20.0          --          --          --         --
                                                                 ------      ------      ------      ------     ------
      Total operating expenses................................    111.3        89.9        87.8        83.1       91.2
Income from operations........................................    (11.2)       10.1        12.2        16.9        8.8
Other income (expense)........................................      1.2         1.2         1.2         0.9        0.9
                                                                 ------      ------      ------      ------     ------
Income (loss) before income taxes.............................    (10.1)       11.3        13.4        17.8        9.7
Provision for income taxes....................................      3.9         4.4         5.2         6.7        3.7
                                                                 ------      ------      ------      ------     ------
Net income (loss)(1)..........................................    (14.0)%       6.9%        8.2%       11.1%       6.0 %
                                                                 ======      ======      ======      ======     ======


---------------

(1) Net income for the three months ended May 31, 1996 included a non-recurring charge to operations in the amount of $3,697,000, or 20.0% of revenues, in connection with the write-off of purchased in-process research and development costs taken as a result of the acquisition of Avyx, Inc. in May 1996. This charge was not deductible for income tax purposes.

                                    BUSINESS


     Manugistics Group, Inc. develops, markets and supports software products for synchronized supply chain management(TM) and provides related services. Synchronized supply chain management(TM) refers to managing the complex interactions involved in the flows of products through a supply chain and involves forecasting product demand and coordinating the timing of distribution, manufacturing, procurement and transportation activities to meet this demand, not only across an entire enterprise, but also among an enterprise and its suppliers and customers. The Company believes it is the only provider of an integrated suite of strategic, tactical and operational supply chain planning tools including a high-level optimizer and products that address the four key operational areas of supply chain management: demand planning, supply planning, manufacturing scheduling and transportation management. The Company was incorporated in Delaware in 1986 and completed its initial public offering in August 1993.


INDUSTRY BACKGROUND


     Many companies have faced increased competition and more demanding customer service requirements in recent years. Customers have had the leverage to demand better service from suppliers, partially because bargaining power has shifted to retailers and consumers from manufacturers and distributors over the past decade. This shift followed the consolidation of significant portions of the retail industry into large, powerful department store chains, the advent of "superstores" and specialty category stores, and the rapid proliferation in the number and variety of products. Also, many companies have contended with shorter product life cycles in recent years. During the short window of market demand for a product, insufficient supply could result in lost sales, while excess inventories after demand declines could result in write-downs. In addition, manufacturing companies in a number of industries have incurred substantial costs to build, acquire, maintain and operate plants and equipment. Given these costs and increased competition, many companies have sought ways to increase the returns from their significant investments in manufacturing assets.



     As business conditions have become more challenging, the processes for manufacturing products and bringing them to market have become more complex. Many companies conduct manufacturing and distribution operations at multiple sites around the world. Their supply chains frequently involve suppliers, warehouses, plants and customers on different continents. These operations have traditionally been managed by various functional departments, and there has often been incomplete coordination among them. There has also frequently been imperfect communication, both within a single enterprise and among a company and its suppliers and customers.



     In response to these business conditions, and in an attempt to manage the complexity of their own operations and supply chains, many companies are seeking to improve customer service, lower operating costs and increase returns on assets through more effective management of their supply chains. Some of the first companies to recognize the need for effective supply chain management were companies that were significantly affected by the increase in competition and the shift in market power from manufacturers to retailers: consumer packaged goods and food and beverage firms. These companies generally make product to stock in inventory ("make to stock"). Many of these companies produce their finished goods using process manufacturing, and sell their products through retail channels. Also, because their customers began demanding better service and lower prices, these consumer packaged goods and other companies began working more closely with their suppliers and customers as part of their efforts to manage their supply chains. Thus, suppliers to consumer-oriented process manufacturers, such as chemical companies, which generally use process manufacturing and sell to industrial customers, have also been significantly affected by the changed business environment.



     Companies in the apparel and consumer electronics industries, among others, have also contended with more difficult business conditions and have been particularly affected by shorter product life cycles and the associated difficulty of forecasting product demand. Companies such as these manufacture products for consumers in discrete or high volume repetitive manufacturing environments, and generally make or assemble their products upon receipt of a customer order ("make to order"). These companies, as well as discrete manufacturers that sell to industrial customers, have begun to recognize that they can provide better service to their customers, have lower operating costs and increase their return on assets by effective management of their supply chains.


     According to a recent study of 225 chemical, computers/electronic equipment, consumer packaged goods and other companies, the top 20% of these companies, as measured by several supply chain management benchmarks, recovered expenses equal to as much as 7% of their annual revenues from managing their supply chains more effectively. When compared to the median of surveyed companies, these top companies used 60% fewer days' supply in inventory, had up to a 60% advantage in cash-to-cash cycle time (i.e., from the payment of cash for raw materials until the receipt of cash for finished goods) and spent 50% less on material acquisition. As the study shows, companies in many different industries now recognize that effective supply chain management is a source of competitive advantage and is critical to delivering the right product to the right place at the right time at the lowest possible cost. As a result, many companies are seeking software that can help them achieve these benefits.



     The advent of sophisticated software to address the complex issues of supply chain management was preceded by software designed to address the information needs of manufacturing and distribution companies, which first came into widespread use in the 1970s. Many large manufacturers used Material Requirements Planning ("MRP") and later Manufacturing Resource Planning ("MRP-II") systems in individual plants to initiate inventory withdrawals and to generate the necessary manufacturing orders, for example. Distribution Resource Planning ("DRP") software managed the transactions involved in ordering, receiving, warehousing and delivering goods. More recently, ERP systems have evolved that connect the MRP, MRP-II and DRP systems with purchasing, accounting, financial and human resources systems. ERP systems provide managers with the ability to access, for example, inventory levels and locations for a product throughout an enterprise. Because ERP systems were specifically designed to generate and maintain detailed records of transactions, however, they are limited in their ability to assist managers in making supply chain planning and scheduling decisions.



     The data created and maintained by these ERP systems can serve as input for a variety of analytical tools contained in supply chain management software, the development of which the Company helped pioneer. Supply chain management software enables companies to plan their supply and manufacturing activities to meet anticipated customer demand, while considering capacity and materials constraints and other factors. Supply chain software complements ERP systems and provides companies with information not only about their own enterprise, but also about demand from customers and other information relating to suppliers and transportation providers. Because of the potential for significant returns on investment from supply chain management software and the rapid payback period relative to ERP systems, one industry research firm has recently recommended that, rather than implementing ERP systems first, companies should implement their supply chain planning solution first or simultaneously with ERP applications so that they can begin capturing the benefits of managing their supply chains sooner.



     As companies have pursued these benefits, they have increasingly recognized that the information technology that they choose to support their efforts must enable them to take into account the effects of various events, such as an unexpected customer order, in real time, so that they can instantly adjust their distribution and manufacturing activities accordingly. Many companies have also recognized that in order to capture the advantages of effective supply chain management, it is critical that the chosen technology provide capabilities covering all levels of supply chain issues, including strategic and operational, and that it contain functionality addressing all of the key aspects of supply chain planning, including demand forecasting, planning of supply and production activities, scheduling of manufacturing operations and transportation management. In addition, many companies have realized that the information technology they choose as their tool for supply chain management must provide users around the world with current, common information, so that all planners throughout an enterprise are basing their decisions on the same set of facts, rather than old or inconsistent data. Lastly, companies have increasingly realized the advantages of choosing best-in-class vendors for different types of applications and integrating the applications of these vendors, rather than selecting a single vendor to provide a wide range of generally less robust functionality. In particular, for companies evaluating supply chain management software, there are important benefits available if the supply chain planning application contains technology enabling integration with ERP and other systems.

THE MANUGISTICS SOLUTION


     Manugistics develops, markets and supports software products for synchronized supply chain management(TM) and provides related services. Synchronized supply chain management(TM) refers to managing the complex interactions involved in the flows of products through a supply chain, and involves forecasting product demand and coordinating the timing of distribution, manufacturing, procurement and transportation activities to meet this demand, not only across an entire enterprise, but also among an enterprise and its suppliers and customers. The Company's solutions consider and balance relevant demand, customer service, production, constraints, cost and profitability information within and across these extended supply chains. Manugistics' integrated suite of supply chain management software includes (i) strategic tools, such as Supply Chain Navigator's(TM) functionality for determining the initial setup of a supply chain network, (ii) tactical capabilities, such as Constrained Production Planning's functionality for performing production planning across multiple facilities, and (iii) operational capabilities, such as Advanced Manufacturing Scheduling's functionality for producing specified quantities of product within given time parameters. See "--Products." The Company's solution provides the following key benefits:



     Synchronized Supply Chain Management(TM). The Company's software immediately alerts planners to changes that occur along the supply chain, enabling them to evaluate and incorporate the effects of the changes and rapidly adjust the appropriate components of the supply chain planning process. This software thus enables them to synchronize their companies' supply planning and manufacturing scheduling activities with the revised forecast of customer demand. For example, after an unexpected event leads to an increase in anticipated product demand, Manugistics' supply chain software incorporates the expected effect of the event into the forecast and assists planners in quickly re-optimizing the supply chain network and coordinating the timing of manufacturing and distribution operations to meet the revised demand forecast. The software immediately updates inventory levels throughout the network and revises manufacturing schedules.


     End-to-End Supply Chain Functionality. Manugistics' integrated supply chain software suite includes strategic, tactical and operational decision-making tools and includes demand forecasting, supply planning, manufacturing scheduling and transportation management capabilities. This software provides planners with a picture of their company's entire supply chain and its links to suppliers and customers. This picture of the whole supply chain provides critical real-time information about all of the effects of supply chain actions, which empowers users to make superior decisions.


     Rapid Time-to-Benefit. The Company's supply chain management software products frequently deliver cost savings and improvements in customer service within one year after implementation. (Implementation typically requires three to twelve months, depending on the products licensed and the complexity and geographic scope of the project.) As a result, customers typically receive a quick payback on their investment.



     Constantly-Updated Supply Chain Information Common to All
Users. Manugistics' Supply Chain Architecture(TM) is a distributed client/server architecture that enables users throughout a company, regardless of their location, to access the same, constantly-updated supply chain information at the same time. This architecture connects the distributed user interface (client), the application server and the database, enabling global access, a single view of the supply chain and rapid communication of information and decisions. The architecture can also enable users to take advantage of the communication capabilities available through the Internet and the World Wide Web, capabilities which the Company believes will foster more collaborative supply chain activities. In addition, this architecture and the Company's advanced integration technology extend the availability of a company's view of the supply chain to its suppliers and customers, which is becoming a critical component of effective inter-enterprise supply chain management.



     Tight Integration with Complementary ERP Systems. Manugistics' architecture, its object-oriented foundation (which enables sophisticated communication between applications) and its mutual interest with ERP vendors in enabling clients to derive the maximum benefits from both their Manugistics and ERP systems, permits tight integration of the Manugistics software to the ERP systems of leading vendors. See "--Strategy," "--Products," and "--Alliances and Partnering." These offerings enable customers to select the Company's supply chain suite and leading ERP solutions with the knowledge that there is tight integration between the products.


STRATEGY

     The Company's objective is to be the leading provider of supply chain management solutions to companies worldwide. The Company's strategy to achieve its objective includes the following elements:


     Provide Comprehensive Solutions. As more companies recognize the potential for significant and rapidly achievable benefits from effective supply chain management, Manugistics' strategy is to deliver comprehensive solutions that enable customers to fully realize these benefits. The Company delivers a robust supply chain planning software suite and continuously seeks to expand and enhance its product offerings. The Company also provides consulting and implementation services, education and training, and product support and other services. Through Manugistics' unique supply chain management experience and its collaboration with customers in a variety of industries for more than a decade, the Company has developed extensive knowledge of supply chain management issues and solutions. Based on this knowledge, the Company is continuing to define comprehensive supply chain solutions and is delivering these solutions to the market.



     At the core of these solutions is the Company's software. The Company has introduced, and plans to continue to introduce, new applications and functionality in order to address specific aspects of supply chain planning more completely. An important aspect of these solutions is the Company's ability to deliver new features and functions to the market rapidly in response to emerging market opportunities and requirements. During fiscal 1997, the Company introduced Advanced Manufacturing Scheduling, which creates superior production schedules for a wide variety of manufacturing environments, and Supply Chain Navigator(TM), a strategic and tactical optimizer to support decision-making about the entire supply chain network, within 10 months after embarking on these development projects. The Company also emphasizes reliability in its schedule of releases because of the importance of predictability to customers. Based in part on its ISO 9001-certified product development processes, the Company believes that it has a relatively high degree of reliability in its schedule of planned releases. This reliability and rapid product development are important aspects of the Company's solutions.



     Customers have increasingly demanded the services offered by the Company. To reduce the need to hire additional professional services employees necessary to meet maximum anticipated demand for services, the Company offers an extensive education and training program to third-party consultants from firms such as Andersen Consulting LLP, Booz Allen & Hamilton, Inc., Ernst & Young LLP and Price Waterhouse LLP. The availability of these third-party consultants to provide implementation services will assist the Company to ensure that, during periods of increased demand, customers will continue to receive effective and timely professional services.



     Capitalize on Leadership Position. The Company seeks to take advantage of its leadership position in the market for supply chain management software by expanding its business to include new geographic markets, new industries and mid-sized companies.



        New geographic markets. The Company believes that companies outside North America face similar supply chain management issues as North American companies, and, accordingly, the Company plans to take advantage of its knowledge of these issues to provide solutions to companies in other geographic markets. The Company believes that, although they trail their North American counterparts in terms of the rate of their adoption of supply chain management practices, companies in South America, Europe, Australia and Asia, as well as international subsidiaries of North American companies, are increasingly seeking the benefits of effective supply chain management. To position itself to meet anticipated demand, the Company maintains offices in Australia, Brazil, France, Germany, Ireland, Japan, The Netherlands and the United Kingdom. The Company believes that companies in these and other geographic markets will increasingly demand supply chain management solutions.

        New industries. The Company believes it can capitalize on its experience with, and operational knowledge of, certain types of customers to attract others. The Company's current customers are primarily process manufacturers that target consumers (such as consumer packaged goods and food and beverage firms) and process manufacturers that target the industrial sector (such as chemical companies). The Company intends to further penetrate other industries, including discrete and high-volume repetitive manufacturers that target consumers (such as firms that make apparel and consumer durables) or the industrial sector.



        Mid-sized companies. The Company believes it can capitalize on its supply chain management knowledge and the price/performance profile of client/server products to provide solutions to mid-sized companies that recognize the benefits available from effective supply chain management. Client/server product offerings have enabled the Company to expand its target market to include mid-sized companies with annual revenues ranging from $250 million to $1 billion.



     Expand Product Distribution Through Alliances and Partnering. The Company is building and maintaining strong working relationships with organizations that the Company believes can play important roles in marketing the Company's products. These include: (i) ERP system vendors, such as The Baan Company, N.V. ("Baan"), Marcam Corporation ("Marcam"), Oracle Corporation ("Oracle") and SAP AG ("SAP"), whose solutions maintain the data used by the Company's supply chain planning products; (ii) consulting firms, such as Andersen Consulting LLP, Booz Allen & Hamilton, Inc., Ernst & Young LLP and Price Waterhouse LLP, that are active in the selection and implementation of large information systems; (iii) point-of-sale data providers, such as Information Resources, Inc. ("IRI"), whose current or planned products also complement those of the Company; (iv) other complementary solution providers, such as Microsoft Corporation; and (v) hardware vendors, such as Hewlett-Packard, IBM, Digital Equipment Corporation and Sun Microsystems, that offer hardware products on which the Company's products run. See "--Alliances and Partnering."


     The Company believes that these relationships will enable prospective customers to select various hardware systems, operating environments, ERP or transaction systems and databases that can be easily integrated and rapidly implemented with the Company's products, and that these relationships will provide benefits to customers, the Company and these partners, including enhanced potential for increased market penetration.


     Provide Advanced Technological Leadership. Manugistics' technology strategy is to offer products based on the Company's unique set of software objects developed specifically to support the business processes involved in supply chain planning and scheduling. The Company's software provides customers with highly accurate models of their supply chains and superior flexibility, scalability and performance. Manugistics' applications incorporate a variety of advanced decision sciences, including constraint-based optimization, heuristics and linear programming, providing customers with the most appropriate solver techniques for different types of supply chain problems. The Company's user interface technology provides a state-of-the-art "look and feel" to enhance user productivity and support visualization of the supply chain. The Company's leading-edge integration technology enables seamless interchange among Manugistics applications, ERP systems, and suppliers and customers.


     The Company offers products for distributed, open systems enabling customers to use the Company's supply chain management software with various combinations of hardware systems, operating environments, complementary software and databases. Open operating systems such as Windows NT and UNIX enable customers to take advantage of portability, scalability and interoperability of operating environments. Distributed computing such as that associated with client/server architectures moves the Company's decision-making capabilities closer to the user by providing a distributed user interface, distributed processing (rather than more centralized processing) and distributed database access. As more companies expand their operations and supply chains globally, the Company's distributed approach supports customers in their global supply chain planning activities.

     The Company's products incorporate standards-based technologies, which provide a flexible foundation and leverage the technology investments of customers. The Company's use of object-oriented technology for product development enables it to develop new software program code with modular components, which permits and encourages developers to re-use these components and improves quality while shortening the time required to develop or enhance products.


PRODUCTS


     During the fourth quarter of fiscal 1997, the Company released the fifth version of its client/server software, Manugistics5. The Company's supply chain management software provides strategic, tactical and operational supply chain planning tools and includes the Supply Chain Navigator(TM), the Manugistics Integrator for SAP(R) and four major families: Demand Planning, Supply Planning, Manufacturing Scheduling and Transportation Management. The software operates in most major environments and supports database software from leading relational database software vendors.



     SUPPLY CHAIN NAVIGATOR(TM). Manugistics Supply Chain Navigator(TM) ("SCN") features a graphical representation of a company's entire supply chain network and enables executives to make longer-term business planning decisions about the configuration of the supply chain network and network-wide capacity, production, inventory and distribution, as well as shorter-term tactical planning decisions. SCN can produce an optimized network or an optimized plan for the ideal mix of products to be produced at each plant and distributed to each warehouse over multiple time periods that maximizes the profitability of a portfolio of products or minimizes the costs of raw materials, manufacturing, inventory and distribution. The strategic and tactical planning functionality of SCN is fully integrated with the other tactical and operational products in Manugistics' suite, giving users the ability to implement immediately the strategic supply chain decisions that SCN supports. The Company introduced SCN during the fourth quarter of fiscal 1997.



     Supply Chain Navigator(TM) is a strategic and tactical optimizer of the flows of materials through a supply chain which uses detailed, constraint-based models. By simultaneously evaluating both manufacturing-related and distribution-related constraints, and using powerful optimization routines, SCN generates the optimal solution given user-defined goals (such as maximizing product profitability or minimizing costs), and can be used to solve a wide array of strategic and tactical supply chain problems.


     For example, at the strategic level, SCN can be used to determine the overall setup of a supply chain network or to rationalize an existing setup. By either simultaneously constraining both manufacturing and distribution, or only one, SCN can evaluate the addition, removal or relocation of a plant or distribution center. SCN can also be used to rationalize capacity, including the addition or removal of facilities space at a plant or distribution center, the number of shifts, shipping capacity or the introduction or removal of new suppliers. Another use of SCN is to generate the optimal allocation of capacity during periods of severe shortage, including cost-minimized outsourcing, or to generate optimal sourcing, through dynamic updating of sourcing relationships.


     For tactical level issues, SCN can be used to choose the optimal production method from among multiple choices, and can determine which machine or manufacturing line to use for which product. SCN can also optimize inventory levels and locations given manufacturing, materials and distribution constraints, and can optimize inventory prebuilds based on constraints including product shelf life and materials expiration life.



     DEMAND PLANNING. Manugistics Demand Planning addresses a key element of successful supply chain planning: forecasting demand with a high degree of accuracy. There are two products in the Demand Planning family: Demand Planning and Demand Planning Extended Edition.


     Demand Planning. Using advanced statistical techniques, Demand Planning develops sophisticated demand forecasts for specific products at specific locations. Users can adjust forecasts for market intelligence, financial projections, sales promotion impact, or other information about expected demand at any level of aggregation, and the software automatically disaggregates this information to individual products. The resulting demand forecasts are critical to meeting customers' service expectations and become the basis for inventory, distribution, production and transportation plans. In addition, the software provides the capability to track and manage forecast accuracy.


     Demand Planning Extended Edition. Demand Planning Extended Edition ("DP/EE") utilizes advanced forecasting methods developed at Manugistics' Demand Management Center of Expertise in Essen, Germany to extend the capabilities of the Company's Demand Planning product. DP/EE produces a forecast that incorporates causal factors, such as the effects of changes in price and the effects of non-seasonal holidays. To improve precision, DP/EE also recognizes both long-term and short-term trends in product demand and selects an appropriate technique to forecast demand more accurately. To simplify forecasting demand for a new product over the course of its life cycle, DP/EE can synthesize and analyze life-cycle information from other, similar products to produce a forecast for the new product. This capability is very important in industries that conduct some discrete and high-volume repetitive manufacturing operations, such as apparel or consumer durables, in which product life cycles are short and life-cycle management is crucial to the success of new products.



     The Company is also developing a new capability in its Demand Planning product family to incorporate point-of-sale ("POS") checkout scanner data. As part of its agreements with Information Resources, Inc. ("IRI") signed during the first quarter of fiscal 1998, the Company is working to enhance its Demand Planning products to be able to use IRI's daily, store-level POS data. With its exclusive rights (except as against IRI) among supply chain software vendors to this more detailed and timely census data, the Company is seeking to enhance Demand Planning to incorporate these data. The Company believes that using these POS data will provide more accurate forecasts, thereby helping companies make superior planning decisions, particularly in demand-sensitive, consumer-oriented, process manufacturing industries.



     SUPPLY PLANNING. Manugistics Supply Planning provides managers with the ability to plan supply activities across multiple facilities to meet demand requirements, and contains extensive continuous replenishment and Vendor Managed Inventory capabilities. The software considers the interdependencies between distribution and manufacturing activities and uses this information as the basis for decisions about stocking levels, sourcing, location, movement and use of available materials and inventory. As a result, customer service can be improved while inventories and cycle times are reduced. The software also facilitates effective management of production, considering constraints such as capacity, raw materials, components and labor. Supply Planning enables managers to review planned manufacturing activities at all manufacturing facilities for time periods up to several years long, and allows them to analyze the ability of their companies to meet demand and supply requirements and customer service goals given aggregate capacity and materials constraints.



     Supply Planning synthesizes demand planning, inventory planning and distribution network data to produce a distribution plan--a schedule of shipping requirements for each source and destination to meet the demand for every product at every location in each planning period. Supply Planning constructs a daily operational plan recommending a schedule of shipments to implement the distribution plan that makes the best use of available inventory.



     To satisfy the distribution plan, Supply Planning assists managers in developing long-term and short-term enterprise-wide production plans and detailed daily production schedules while calculating materials needs. In addition, this software assists managers in making cost-effective decisions regarding the use of manufacturing and materials resources.



     The Supply Planning family includes Constrained Production Planning ("CPP"), a tool for longer-term, aggregate planning across multiple facilities that produces a master supply plan considering aggregate capacity and materials constraints. CPP uses inputs from several sources, including the unconstrained, planned orders that are produced by Supply Planning, to develop a feasible master production plan (for multiple weeks or months) that fits within capacity and materials constraints. This master production plan then provides input for production planning and manufacturing scheduling. If CPP indicates that product should be manufactured at an alternate plant, appropriate adjustments are made throughout Supply Planning. CPP can also identify capacity constraints and materials shortages at times in the future, enabling planners to take corrective action, such as leveling production load over time or across lines, before problems develop.


     During fiscal 1997, the Company released the critical materials allocation feature of Constrained Production Planning, which, for companies such as personal computer makers, determines the highest profit or lowest cost mix of products to produce based on longer-term materials availability. The Company also released the critical constrained materials feature, which addresses short-term materials shortages for process manufacturing companies with restricted capacity or with projected materials shortages in future periods.



     Supply Planning links customer requirements and production capabilities by producing a master schedule for each plant or contract producer which best meets demand while considering multiple constraints, such as capacity, materials and labor, and minimizing inventory levels. The software translates that master schedule into time-phased materials requirements schedules for raw materials and intermediate or component products. The software produces an enterprise-wide replenishment schedule of time-phased requirements for each vendor, listing the planned and firm orders for each item. In addition, the software can recommend the optimal source for raw materials or components, and contains "available-to-promise" functionality which provides managers who are responsible for sourcing or supplying raw materials or components (both within and outside an enterprise) with information about the ability to satisfy production plans based on anticipated future levels of raw materials or components. This capability enables these managers to work proactively to find alternate materials or components or alternative production cycles to minimize the effect of any anticipated shortages.



     ADVANCED MANUFACTURING SCHEDULING. Manugistics Advanced Manufacturing Scheduling ("AMS") delivers realistic, executable manufacturing schedules for producing specified quantities of product within the time parameters contained in the production plan. AMS is integrated with the rest of the Manugistics supply chain planning software suite, giving users the same constantly updated demand and supply information available to planners throughout an organization. Correspondingly, planners elsewhere in the organization have current information about manufacturing schedules. AMS optimizes production schedules given certain user-defined constraints for multiple process, high-volume repetitive and discrete manufacturing environments, enabling schedulers to maximize customer service and asset utilization, minimize cost and reduce cycle time. AMS incorporates the advanced manufacturing scheduling technologies acquired from Avyx, Inc. during the first quarter of fiscal 1997. Users can configure AMS to model the unique manufacturing environments of their enterprises for various short- to medium-term time periods, including large, complex processes, production of either small or large numbers of products, a range of constraints including materials, labor, machine and storage capacity and environmental restrictions. AMS generates a manufacturing schedule meeting defined objectives while respecting constraints.


     AMS enables users to employ a range of methods to respond to the frequent changes to the manufacturing schedule, from regenerative scheduling to incremental rescheduling. A key feature of AMS is its rescheduling capability. AMS identifies the best location and time period to schedule a job. For example, when a company receives a new order, AMS searches in real time for the optimal plant and date to run the job, preserving the existing schedule and enabling the scheduler to quote a delivery date immediately. AMS also addresses floating capacity-constrained resources or bottlenecks, again by leveraging the existing schedule, preserving the parts that are unaffected by the change and revising other elements as necessary to meet the updated requirements. The Company believes that the evolutionary nature of AMS's rescheduling capability enables users to have greater control, because the schedule remains stable, and greater speed, because the software reschedules only the necessary portion of the entire schedule.

     TRANSPORTATION MANAGEMENT. Manugistics Transportation Management provides managers with decision-making and optimization tools to determine how to assign transportation resources so as to minimize costs while meeting customer service requirements. This software allows for the coordination of material and product movements on an enterprise-wide basis.

     Transportation Management enables companies to plan and integrate inbound, outbound and inter-company moves in a coordinated way and to build feasible, cost-effective, consolidated loads that meet customer service and business operating requirements and minimize enterprise-wide transportation costs. This product also assists managers to determine the best available mix of transportation modes and common carriers. In addition, Transportation Management enables managers to integrate private fleet operations into the shipment planning process to optimize transportation asset utilization and customer service.

     Communication among trading partners, particularly communication about the status of transportation activities, is essential to effective supply chain management. During fiscal 1997, the Company introduced Manugistics Intelligent Messenger, which provides electronic commerce capabilities by collecting and distributing supply chain data among trading partners. The Manugistics Intelligent Messenger evaluates messages from the supply chain planning applications, recognizes key business events, determines required action and sends timely notification messages to appropriate decision makers. This product was developed in partnership with Frontec AMT, Inc., a leading provider of intelligent messaging solutions.

     The Company's Transportation Management family also includes the Routing and Scheduling product, which provides automated daily routing and is designed for private fleet managers whose main concern is developing the best possible distribution routes in order to maximize customer service and minimize operating costs such as fuel, equipment and personnel.


     The Company has recently released the Manugistics Bulk Distribution Planning product, which addresses the needs of the bulk chemical, petroleum and industrial gas industries. Bulk Distribution Planning includes extensive transportation management capabilities, as well as specialized demand planning, unique inventory management features and dynamic sourcing to meet demand, enabling companies in these industries to improve customer service and reduce inventory and transportation costs.



     MANUGISTICS INTEGRATOR FOR SAP(R). During the third quarter of fiscal 1997, the Company released the Manugistics Integrator for SAP(R), a software application that integrates SAP's R/3(R) ERP application with several Manugistics supply chain planning products. Developed jointly by Manugistics and SAP, the Integrator enables customers to implement an integrated supply chain software and ERP solution that uses functionality from both applications without the need to develop custom interface programming. The Integrator reduces companies' integration costs, which can shorten the payback period on their investments in supply chain planning and ERP systems, and it is fully supported and maintained by Manugistics and SAP, which reduces the risk of problems with forward compatibility of future versions.


     Rather than simply transferring flat files, the Manugistics Integrator for SAP(R) facilitates true "communication" between the two applications about what information each application needs and, when an event occurs, the effects of the event. Using "publish/subscribe" object-based messaging, when a triggering event occurs, data that are needed by both applications are "published" by the source application using a message-based integration architecture. The target application "subscribes" to events, processes the data associated with them, and then publishes the results. For example, SAP's R/3(R) stores information about items and stockkeeping units (SKUs) in the material master tables. Additions, deletions and updates to the material master tables can be communicated to Demand Planning for processing. Correspondingly, Manugistics Supply Planning generates a feasible, cost-effective distribution requirements plan, which is expressed as a set of planned orders. These orders can be communicated to SAP's R/3(R) Production Planning as independent requirements.

     STATGRAPHICS SOFTWARE. Additionally, the Company markets and supports STATGRAPHICS, a software application containing a comprehensive set of statistical tools to control, manage and improve the quality of production processes in manufacturing companies. It utilizes statistical quality control and design of experiments to implement quality management in individual locations throughout an enterprise or plant. In response to decreased demand, the Company has decreased the resources dedicated to marketing STATGRAPHICS.

CUSTOMERS


     The Company's supply chain management software historically has been licensed by large organizations in the process manufacturing industries, such as the consumer packaged goods, food, beverage, chemicals and pharmaceuticals industries. More recently, the Company has licensed its software to customers in the discrete and high-volume repetitive industries, including the paper, apparel, electronics/high technology, automotive and consumer durables industries. The Company has installed various combinations of its supply chain management software products at hundreds of locations worldwide and has granted more than 1,000 licenses for these products. The following customers are representative of the Company's customer base in terms of their size and the magnitude of revenues generated by their license agreements with the Company. All of these customers have licensed software products from the Company (or from Oracle pursuant to the Company's arrangement with Oracle) or these customers have purchased maintenance, consulting or other services from the Company within the last twelve months. See "--Sales and Marketing."



CONSUMER PACKAGED GOODS
Eveready Battery Co.
General Electric Company
Gillette Company
Lever Brothers Company
The Procter & Gamble Company
Revlon Consumer Products Corporation



FOOD & BEVERAGE
Frito-Lay, Inc.
Nabisco Brands Inc.
Ocean Spray Cranberries, Inc.
PepsiCo, Inc.
Starbucks Corporation



PHARMACEUTICALS
Bristol-Myers Squibb Company
Eli Lilly
Glaxo Wellcome
Schering-Plough HealthCare Products, Inc.
Warner Lambert Company



RETAIL DRUG/MASS MERCHANDISE/
 SPECIALTY RETAIL
Dayton Hudson Corporation
Kmart Corporation
Revco D.S., Inc.
Rite Aid Corporation
Toys 'R' Us, Inc.
Wal-Mart Stores, Inc.



GROCERY
Food Lion, Inc.
Giant Eagle, Inc.
The Kroger Co.
Richfood, Inc.
Safeway Stores, Inc.
Winn-Dixie Stores, Inc.



CHEMICALS AND PETROCHEMICALS
BASF Corporation
Dow Chemical Company, Limited
E. I. du Pont de Nemours and Company
Exxon Company, International
Mobil Oil Corporation
Rohm & Haas Company



CONSUMER ELECTRONICS/HIGH TECHNOLOGY
Analog Devices, Inc.
Hewlett-Packard Company
IBM
Lucent Technologies, Inc.
Xilinx, Inc.



AUTOMOTIVE
Automobile Products plc
BMW AG
General Motors Service Parts Operations
Harley-Davidson, Inc.
John Deere & Co.
Tenneco Automotive-Monroe Auto
Equipment



APPAREL
Fruit of the Loom, Inc.
Levi Strauss & Co.
Nike, Inc.
Russell Corporation
The Timberland Company



PAPER
Georgia-Pacific Corporation
James River Corporation
Mead Corp.
Sweetheart Cup Company, Inc.



OTHER
Baxter Healthcare Corporation
Black & Decker (U.S.) Inc.
Bridgestone/Firestone, Inc.
British Airways
Eastman Kodak Company
Owens & Minor Medical, Inc.


PRODUCT-RELATED SERVICES

     A key element of the Company's business is to provide clients with comprehensive solutions to their supply chain planning problems by combining software with professional services that enable clients to derive the maximum benefit from Manugistics' supply chain products. Typically, a client will make many changes to its overall operations, including its planning functions, while implementing the Company's software. To assist clients in making these changes, the Company offers a wide range of product-related services, including business operations consulting, change management consulting, end-user and system administrator education and training, and, in certain circumstances, software product modification. These services help clients reengineer their operations to take maximum advantage of the Company's software and of effective supply chain management. These product-related services generally are not included in the Company's software license fees and are provided on a time and materials basis.

CUSTOMER SUPPORT

     Another element of the Company's comprehensive solution is to provide on-going support to existing customers. Substantially all of the Company's supply chain management customers enter into annual product maintenance agreements entitling them to receive product support, including access to a hotline and an electronic bulletin board, and to receive product revisions and enhancements. The Company also uses its customer support function to collect information to assist in focusing future product development efforts and identifying market demand.



     In June 1997, the Company acquired by merger all of the outstanding capital stock of Synchronology Group Limited ("SGL"), a closely-held firm that provides manufacturing planning and scheduling consulting services. SGL maintains offices at its headquarters in the United Kingdom and in Belgium. SGL is continuing to operate as an independent consulting group that helps clients identify production planning needs, reengineer production control processes, select software and systems (including offerings by vendors other than the Company) and implement and project manage the selected solution. SGL will provide the Company with additional domain knowledge about manufacturing planning and scheduling and additional resources to serve clients in Europe and other regions.


PRODUCT DEVELOPMENT

     The Company directs its current product development efforts toward the development of new, complementary products, the enhancement of the features and functions of existing products (including new Internet/Intranet capabilities, enhancements for use in foreign countries and foreign language translations), and the development of products tailored to particular industries. To date, most of the Company's supply chain products have been developed by its internal staff. Product documentation is generally created internally.


     In developing new products or enhancements, the Company works closely with current and prospective customers, as well as with other industry leaders, to determine their requirements. The Company believes that these collaborative efforts will lead to improved software functionality and will result in superior products likely to have greater market demand. The Company maintains committees of users and developers for its products. Among other things, these committees discuss product enhancement priorities and directions and define and rank issues associated with products.



     Since its inception, the Company has made substantial investments in product development. The Company believes that getting products to market quickly, without compromising quality, is critical to the success of the products. The Company is continuing to make significant product development expenditures that it believes are necessary for it to deliver new product features and functions rapidly.


     The Company conducts a Product Launch Program for new applications and major enhancements which allows customers to review design specifications and prototypes and participate in product testing. The Company has also established channels for customer feedback which include periodic surveys and focus groups. In addition, the Company's product development staff works closely with the Company's marketing, sales, support and services groups to develop supply chain management software products that meet the needs of its current and prospective customers.

     The Company's research and development expenses were approximately $17.4 million, $11.2 million and $7.6 million for fiscal years 1997, 1996 and 1995, representing 18.3%, 18.0% and 15.4%, respectively, of total revenues. In addition, the Company capitalized software development costs of $6.8 million, $4.9 million and $2.4 million for fiscal years 1997, 1996 and 1995. The Company amortizes capitalized software development costs over a product's estimated economic life, generally two years, commencing when a product is available for general commercial release.

SALES AND MARKETING

     The Company's supply chain management sales operation for North and South America is headquartered at the Company's offices in Rockville, Maryland and includes field sales personnel in the Atlanta, Boston, Charlotte, Chicago, Cleveland, Columbus, Dallas, Houston, Los Angeles, Milwaukee, Philadelphia and San Francisco metropolitan areas. The Company's direct sales organization focuses on sales of supply chain management software to large, global companies, as well as mid-sized companies with significant supply chain issues.

     The Company markets its products in regions outside of North and South America primarily through subsidiaries. The Company's British subsidiary, with offices in the London and Dublin metropolitan areas, provides direct sales and customer support primarily to customers and prospective customers in the United Kingdom and Ireland. The Company's German, French and Dutch subsidiaries, located in Essen, Germany, Paris, France, and Utrecht, The Netherlands, respectively, provide direct sales of supply chain management software primarily to customers located in continental Europe. The Company also maintains offices in Australia for sales and support to customers in the Pacific Rim and has recently established operations in Brazil and Japan. The Company adapts its software for use in international markets by addressing different languages, different standards of weights and measures and other operational considerations. In fiscal 1997, approximately 23.4% of the Company's total revenues were attributable to sales outside the United States and Canada.



     The Company has also begun using indirect sales channels, such as complementary software vendors, third-party alliances and distributorships. See "--Alliances and Partnering." Using these channels, Manugistics seeks to increase the market penetration of its supply chain management products by leveraging the installed base and prospective customers of these parties. During fiscal 1997, the Company joined an initiative by Oracle, a large database and enterprise application software vendor, under which Oracle has the nonexclusive right to conduct marketing and sales activities on behalf of Manugistics (and on behalf of a small number of other complementary vendors) to potential customers in the consumer packaged goods industry. With this initiative, these companies are seeking to provide a more complete offering that incorporates many capabilities and satisfies many of the supply chain planning, ERP and other needs of customers and prospective customers in that industry.


     The Company supports its supply chain management sales activities by conducting a variety of marketing activities, including an annual clients' conference, product "steering committees," appearances at industry conferences such as those organized by the American Production and Inventory Control Specialists (APICS) organization and the North American Wholesale Grocers Association, client conferences hosted by complementary software vendors and product demonstration seminars. In addition, the Company conducts lead generation programs including public relations, direct mail, telemarketing, advertising, seminars and ongoing customer and dealer communication programs.


ALLIANCES AND PARTNERING



     The Company continues to implement its strategy of establishing business alliances or partnering with leading software companies, consulting firms and other complementary vendors. During fiscal 1997, in addition to joining the Oracle initiative, the Company entered into an agreement with SAP, a large ERP application software vendor. Manugistics and SAP have jointly developed, and Manugistics has released, the Manugistics Integrator for SAP(R), which enables customers to implement an integrated supply chain software solution that uses functionality from both Manugistics' suite and SAP's R/3(R) without the need to develop custom interface programming. See "--Products."


     The Company has also entered into joint marketing agreements with Baan and Marcam, which generally provide that Manugistics and these companies will conduct joint marketing activities.


     The Company continues to develop relationships with leading consulting firms in order to provide marketing leverage to the Company's own marketing efforts. For example, Andersen Consulting LLP in North America displays the Company's supply chain management software at Logistics 2020, its logistics Center of Excellence in Atlanta, Georgia, and at its SAP Center of Excellence in Cincinnati, Ohio. Similarly, the Company works closely with Ernst & Young LLP, Booz Allen & Hamilton, Inc. and Price Waterhouse LLP. In addition to formal programs, the Company cooperates with professional services firms informally on a client-by-client basis, which involves cooperation at the field level.


LICENSE AGREEMENTS AND PRICING

     Software product revenues consist principally of fees generated from licenses of software products. In consideration of the payment of license fees, the Company generally grants nonexclusive, nontransferable, perpetual licenses which are primarily computer, site or user specific. License fee arrangements vary depending upon the type of software product being licensed and the computer environment. License fees are based primarily on which products are licensed and on the number of users or locations in the case of client/server implementations and on a per CPU basis in the case of mainframe installations. The United States list price for the Company's supply chain management software products ranges from $200,000 for a single product to several million dollars for the complete product suite.


     Customers may obtain support services and maintenance for an annual fee that is approximately 18% of the then-current license fee. The support and maintenance fee is billed monthly or annually and is subject to changes in software license list prices. The Company also provides pre-installation assistance, systems administration, training and other product-related services, generally on a time and materials basis. This allows the customer to determine the level of support appropriate for its needs.

COMPETITION


     The market for supply chain management software is highly competitive. However, the Company believes that no single competitor markets an integrated set of products that provides strategic, tactical and operational capabilities and covers demand planning, supply planning, manufacturing scheduling and transportation management like the Company. In certain functional areas, other applications software vendors and certain professional services organizations, including such vendors as American Software, Inc., InterTrans Logistics Solutions, i2 Technologies, Inc., Logility, Inc., Numetrix, Inc. and Weseley Software Development Corp., offer products that are directly competitive with some of the software applications marketed by the Company. The principal competitive factors in the supply chain management software market served by the Company include product functionality and quality, product suite integration, ease of use, customer service and satisfaction, product support, product-related services, compliance with industry standards, vendor reputation and, in international markets, availability in foreign languages. The Company believes that it currently competes favorably with respect to these factors, and that its principal competitive advantages are its comprehensive, integrated solution, its substantial investment in product development, its client support and its extensive knowledge of supply chain planning and scheduling.


PROPRIETARY RIGHTS AND LICENSES

     The Company regards its software as proprietary and relies on a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and technical measures to protect its proprietary rights in its products. The Company distributes its supply chain management software under software license agreements which typically grant customers nonexclusive, nontransferable licenses to the Company's products and have perpetual terms unless terminated for breach. Under these license agreements, the Company retains all rights to market its products. Use of the licensed software is usually restricted to the customer's internal operations on designated computers at specified sites unless the customer obtains a site license for use of the software that is restricted to designated users. Use is subject to terms and conditions prohibiting unauthorized reproduction or transfer of the software. The Company also seeks to protect the source code of its software as a trade secret and as an unpublished, copyrighted work.

EMPLOYEES


     As of May 31, 1997, the Company had 693 full-time regular employees. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are generally good. In addition, the Company utilizes consultants, independent contractors and temporary employees to meet its staffing needs.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The name, age and position held by each of the executive officers and directors of the Company or Manugistics, Inc., its principal operating subsidiary, are as follows:


         NAME             AGE                              POSITION
-----------------------   ---    ------------------------------------------------------------
William M. Gibson......   52     President, Chief Executive Officer and Chairman of the Board
                                 of Directors
Joseph E. Broderick....   52     Executive Vice President, Client Sales and Services
Kenneth S. Thompson....   41     Executive Vice President, Supply Chain Products
Keith J. Enstice.......   46     Senior Vice President, Field Operations Division, Americas
Mary Lou Fox...........   54     Senior Vice President, Consumer Products Marketing Division
                                 and Professional Services Division
Peter Q. Repetti.......   35     Vice President, Finance and Administration and Chief
                                 Financial Officer
Jack A. Arnow..........   69     Director
J. Michael Cline.......   37     Director
Lynn C. Fritz..........   55     Director
Joseph H. Jacovini.....   56     Director
William G. Nelson......   63     Director
Thomas A. Skelton......   49     Director


     Mr. Gibson has served as President, Chief Executive Officer and Chairman of the Board of Directors of the Company since its formation in 1986. From 1983 until 1986, when it was purchased by the Company, Mr. Gibson served as President, Chief Executive Officer and Chairman of the Board of Directors of STSC, Inc. (now Manugistics, Inc.). He joined STSC, Inc. as Executive Vice President and Chief Operating Officer in 1982.

     Mr. Broderick has served as Executive Vice President, Client Sales and Services, since December 1995. From 1991 to 1995, Mr. Broderick served as President and Chief Operating Officer of Netwise, Inc., a communications systems software company. From 1990 to 1991, Mr. Broderick served as Vice President of Sales and Marketing for XA Systems, a productivity tools software company.

     Mr. Thompson has served as Executive Vice President, Supply Chain Products, since January 1996. From 1990 to 1996, Mr. Thompson served as Senior Vice President, Supply Chain Products. Mr. Thompson joined the Company in 1990 upon the Company's acquisition of The ROVER Technology Company, a transportation software products and services company, of which Mr. Thompson had served as Chief Executive Officer.

     Mr. Enstice has served as Senior Vice President, Field Operations Division, Americas, since October 1995. From 1994 to 1995, he served as Senior Vice President, Channels and Alliances Division, and from 1991 to 1994, Mr. Enstice served as Vice President, Worldwide Sales. From 1989 until 1991, he served as Vice President, Marketing. Mr. Enstice joined STSC, Inc. in 1983.

     Ms. Fox has served as Senior Vice President, Consumer Products Marketing Division and Professional Services Division, since April 1993. She joined the Company in 1982 as a Senior Systems Analyst and subsequently served in various technical and professional services roles and as Vice President, Professional Services, from March 1990 through March 1993.

     Mr. Repetti has served as Vice President, Finance and Administration and Chief Financial Officer since April 1996. From 1994 to 1996, Mr. Repetti served as Vice President, Finance. From 1990 to 1994, he served as Director of Financial Planning and Analysis for USAir Group, Inc.

     Mr. Arnow has served as a director of the Company since 1986. Mr. Arnow is an independent investor.

     Mr. Cline was elected to serve as a director of the Company in July 1996. Since 1989, Mr. Cline has been a managing member of General Atlantic Partners, LLC ("GAP LLC") (or its predecessor in interest), a private investment firm with a primary focus on software and related information technologies. Mr. Cline was nominated as a director to the Company's Board of Directors pursuant to the request of GAP LLC, which acquired an 8.8% ownership interest in the Company in 1996. Prior to 1989, Mr. Cline was an associate with McKinsey & Company, Inc., a global strategic consulting firm. Mr. Cline serves on a number of boards, including Scopus Technology, Inc., a company that specializes in client server customer service management systems; FICS, the leading company in electronic banking, electronic services delivery and reporting systems; SQRIBE Technologies Corp., a company that focuses on reporting tools; and Richter Systems International Inc., a company that engages in the retail systems business.


     Mr. Fritz has served as a director of the Company since January 1995. Since 1965, Mr. Fritz has been Chairman and Chief Executive Officer of Fritz Companies, Inc., a publicly-held company that specializes in freight forwarding and customhouse brokerage on a global basis.


     Mr. Jacovini has served as a director of the Company since 1986. He is a partner in Dilworth, Paxson, Kalish & Kauffman LLP based in Philadelphia, Pennsylvania, where he has practiced law since 1965. He has served as Co-Chairman of that firm since 1995 and as Chairman of that firm's Corporate Department since 1993. Mr. Jacovini has been a Trustee of Drexel University since 1990. He also served as a member of the Board of the Philadelphia Regional Port Authority from 1992 to early 1995 and as its Chairman, as well as Vice Chairman of the Ports of Philadelphia and Camden, Inc., during 1994-95.


     Mr. Nelson has served as a director of the Company since 1986. Since September 1996, Mr. Nelson has served as the President, Chief Executive Officer and Chairman of the Board of Directors of Geac Computer Corporation, Limited. He also serves as a director to HRP Inc. and Project Software & Development, Inc. From December 1991 to December 1994, Mr. Nelson was President and Chief Executive Officer of Pilot Software, Inc. From April 1990 to December 1991, Mr. Nelson served in several executive capacities at OnLine Software International, Inc., including President, Chief Operating Officer and Chief Executive Officer.

     Mr. Skelton has served as a director of the Company since April 1992. Mr. Skelton served as President of Knowledge Systems Corporation from April 1996 to April 1997. From January 1995 to March 1996, he was the Division President of Global Software, Inc. in Raleigh, North Carolina. From 1983 to 1994, Mr. Skelton worked in various management capacities with Manugistics, Inc., the principal operating subsidiary of the Company. In May 1983, he joined STSC, Inc. (now Manugistics, Inc.) as Vice President of Sales; he became Senior Vice President in 1986, Executive Vice President in March 1991 and Chief Operating Officer in March 1992.

     There are no family relationships among any of the executive officers or directors of the Company. Executive officers of the Company are elected by the Board of Directors on an annual basis and serve at the discretion of the Board of Directors.

BOARD OF DIRECTORS


     The By-Laws provide that the Company's Board of Directors shall consist of not less than five and not more than nine directors, with the number of directors to be fixed by the Board of Directors from time to time. The Board of Directors has fixed the number of directors which shall constitute the entire Board of Directors at seven.



     The By-Laws also provide that the Company's Board of Directors is divided into three classes, with members of each class serving for staggered terms of three years. The term of office of one class of directors expires each year in rotation so that one class is elected at each annual meeting of shareholders for a three year term. The Board of Directors presently consists of three Class I directors (Messrs. Arnow, Cline and Fritz), two Class II directors (Messrs. Jacovini and Skelton) and two Class III directors (Messrs. Gibson and Nelson), whose current terms shall expire at the 1999, 2000 and 1998 annual meetings of shareholders, respectively.

                       PRINCIPAL AND SELLING STOCKHOLDERS



     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of May 31, 1997, and as adjusted to give effect to the sale of the shares offered hereby, (i) by each stockholder known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock, (ii) by the Selling Stockholder, (iii) by each director and each executive officer of the Company, and (iv) by all directors and executive officers as a group. Except as indicated in the footnotes to the table, the persons and entities named in the table have sole voting and investment power with respect to all shares which they respectively beneficially owned.



     The address of each person who is an executive officer or director of the Company is 2115 East Jefferson Street, Rockville, MD 20852.



                                      SHARES BENEFICIALLY
                                        OWNED PRIOR TO                          SHARES BENEFICIALLY
                                          OFFERING(1)                         OWNED AFTER OFFERING(1)
                                    -----------------------                   -----------------------
                                     NUMBER        PERCENT       SHARES        NUMBER        PERCENT
              NAME                  OF SHARES      OF CLASS      OFFERED      OF SHARES      OF CLASS
---------------------------------   ---------      --------      -------      ---------      --------
William M. Gibson(2).............   5,794,530        26.5        400,000      5,394,530        22.8
Kenneth S. Thompson(3)...........     681,846         3.1          --           681,846         2.9
Joseph E. Broderick(4)...........      60,300           *          --            60,300           *
Keith J. Enstice(5)..............     151,162           *          --           151,162           *
Mary Lou Fox(6)..................     187,900           *          --           187,900           *
Peter Q. Repetti(7)..............      27,356           *          --            27,356           *
Jack A. Arnow(8).................     112,000           *          --           112,000           *
J. Michael Cline(9)..............      10,000           *          --            10,000           *
Lynn C. Fritz(10)................      25,000           *          --            25,000           *
Joseph H. Jacovini(11)...........      62,000           *          --            62,000           *
William G. Nelson(12)............     266,000         1.2          --           266,000         1.1
Thomas A. Skelton(13)............     681,826         3.1          --           681,826         2.9
General Atlantic Partners,
  LLC(14)........................   1,838,000         8.4          --         1,838,000         7.8
All directors and executive
  officers as a group (12
  persons).......................   8,059,920        35.9%       400,000      7,659,920        31.6


------------------------------
*Less than 1% of the outstanding Common Stock.


 (1) Based on 21,855,010 outstanding shares of Common Stock and shares of Common Stock deemed beneficially owned as of May 31, 1997. Under applicable rules of the Commission, a person is deemed to be the beneficial owner of shares of Common Stock if, among other things, he or she directly or indirectly has or shares voting power or investment power with respect to such shares. A person is also considered to beneficially own shares of Common Stock which he or she does not actually own but has the right to acquire presently or within the next 60 days, by exercise of stock options or otherwise.


 (2) Includes 6,130 shares issuable upon exercise of options, 581,000 shares of Common Stock held by his wife and 200,000 shares held in a non-profit corporation, with respect to which Mr. Gibson shares voting and dispositive control.

 (3) Includes 18,780 shares issuable upon exercise of options. Excludes 6,408 shares of Common Stock held by Mr. Thompson's wife of which he disclaims beneficial ownership.

 (4) Includes 41,254 shares issuable upon exercise of options.

 (5) All shares issuable upon exercise of options.

 (6) Includes 153,900 shares issuable upon exercise of options.

 (7) Includes 23,100 shares issuable upon exercise of options.

 (8) Includes 44,000 shares issuable upon exercise of options.


 (9) All shares issuable upon exercise of options. Excludes shares beneficially owned by General Atlantic Partners, LLC ("GAP LLC"), of which Mr. Cline is a managing member.


(10) All shares issuable upon exercise of options.


(11) Includes 4,000 shares held by his wife and 38,000 shares of Common Stock held of record by Prudential Bank & Trust Co. in a retirement savings plan for Mr. Jacovini. Excludes 20,000 shares issuable upon exercise of options beneficially owned by Dilworth, Paxson, Kalish & Kauffman LLP of which Mr. Jacovini is Co-Chairman and a partner, as to which shares Mr. Jacovini has disclaimed any beneficial interest; subsequent to May 31, 1997, Mr. Jacovini acquired beneficial ownership of currently exercisable options relating to 12,664 of such shares.


(12) Includes 68,000 shares issuable upon exercise of options.

(13) Includes 26,000 shares issuable upon exercise of options, 27,288 shares held by his wife and 17,244 shares held by his wife for his children.


(14) The address of GAP LLC is 3 Pickwick Plaza, Greenwich, CT 06830. Share amounts include 1,583,314 shares of Common Stock held by General Atlantic Partners 26, L.P., of which GAP LLC is the general partner and 254,686 shares of Common Stock held by GAP Coinvestment Partners, L.P. ("GAPCO"). The managing members of GAP LLC are the general partners of GAPCO. J. Michael Cline disclaims beneficial ownership of all such shares of Common Stock except to the extent of his pecuniary interest therein.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.002 per share, and 4,620,253 shares of Preferred Stock, par value $.01 per share.



COMMON STOCK



     As of May 31, 1997, there were 21,855,010 shares of Common Stock issued and outstanding and a total of approximately 6,641,017 shares of Common Stock reserved for issuance upon exercise of outstanding stock options and options that may be granted in the future under the Company's stock option plans or for issuance under the Company's Employee Stock Purchase Plan. Based upon the number of shares outstanding as of that date and after giving effect to the issuance of the 1,800,000 shares of Common Stock offered by the Company hereby, there will be 23,655,010 shares of Common Stock outstanding.



     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock, as such, have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue from time to time.


PREFERRED STOCK

     The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 4,620,253 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company.


     There are no shares of Preferred Stock issued and outstanding. The Company has no plans to issue any shares of Preferred Stock.


DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS


     The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware, as amended (the "Delaware GCL"). Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions either caused by the interested stockholder or resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. The statute contains provisions enabling a corporation to avoid the statute's restrictions if stockholders holding a majority of the corporation's voting stock approve an amendment to the corporation's certificate of incorporation or by-laws to avoid the restrictions. The Company has not and does not currently intend to "elect out" of the application of this statute.



     The Certificate of Incorporation contains certain provisions permitted under the Delaware GCL which eliminate the personal liability of directors for monetary damages for a breach of the director's fiduciary duty, except for: (i) breach of a director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) the unlawful payment of dividends, stock purchase or stock redemption, or (iv) any transaction from which the director derives any improper personal benefit. The Certificate of Incorporation and By-Laws also contain provisions indemnifying the Company's directors, officers and employees to the fullest extent permitted by the Delaware GCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors, officers and employees. The Certificate of Incorporation provides that a director's liability shall be eliminated or limited to the fullest extent permitted by the Delaware GCL, as amended from time to time.


     The By-Laws provide for the division of the Board of Directors into three classes as nearly equal in number as possible with staggered three-year terms. The classification of the Board of Directors could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. Any director may be removed only for cause and only by the vote of at least 67% of the shares entitled to vote for the election of directors.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is Boston EquiServe, Canton, Massachusetts.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Morgan Stanley & Co. Incorporated and Robertson, Stephens & Company LLC (collectively, the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:



                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    -------------------------------------------------------------------------   ---------
    Alex. Brown & Sons Incorporated..........................................
    Morgan Stanley & Co. Incorporated........................................
    Robertson, Stephens & Company LLC........................................

                                                                                ----------
              Total..........................................................   2,200,000
                                                                                ==========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby, if any of such shares are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of $     per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of $     per
share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives.


     The Selling Stockholder and certain other stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 330,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it in the above table bears to the total number of shares offered hereby, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,200,000 shares are being offered hereby.



     In connection with the Offering, certain Underwriters may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of sales in the Offering in accordance with Rule 103 of Regulation M under the Exchange Act. Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.



     Subject to applicable limitations, the Underwriters, in connection with the Offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with the Offering. The Underwriters are not required to engage in these activities and may end these activities at any time.


     The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriters and the Company regarding certain liabilities, including liabilities under the Securities Act.


     The Company has agreed that until 90 days after the date of this Prospectus, it will not, without the prior written consent of Alex. Brown & Sons Incorporated, sell, offer to sell, issue, or otherwise distribute any shares of Common Stock or any options, rights or warrants with respect to any Common Stock, except for options granted under the Company's stock option plans and shares of Common Stock issued upon exercise of such options or pursuant to the Company's Employee Stock Purchase Plan. In addition, during the 90-day period, the Company may offer to issue (but may not issue) shares of Common Stock in connection with then-proposed acquisitions. Further, the directors, the executive officers, the Selling Stockholder and certain other stockholders of the Company have agreed not to directly or indirectly sell or offer for sale or otherwise dispose of any Common Stock of the Company for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. See "Risk Factors--Shares Eligible for Future Sale."



     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.


                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by Dilworth, Paxson, Kalish & Kauffman LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS


     The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended February 28, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Certain Forward-Looking Statements....    6
Risk Factors..........................    7
Use of Proceeds.......................   11
Capitalization........................   11
Price Range of Common Stock and
  Dividend Policy.....................   12
Selected Financial Data...............   13
Business..............................   15
Management............................   28
Principal and Selling Stockholders....   30
Description of Capital Stock..........   31
Underwriting..........................   33
Legal Matters.........................   34
Experts...............................   34



                                2,200,000 SHARES


                            [MANUGISTICS GROUP LOGO]

                                  COMMON STOCK

                            ------------------------

                              P R O S P E C T U S

                            ------------------------
                               ALEX. BROWN & SONS
                                 INCORPORATED


                           MORGAN STANLEY DEAN WITTER


                         ROBERTSON, STEPHENS & COMPANY


                                            , 1997


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the estimated expenses to be incurred by the Registrant in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than underwriting discounts and commissions. See "Underwriting."


        SEC Registration Fee..............................................  $ 36,034
        NASD Filing Fee...................................................    12,391
        Nasdaq National Market Listing Fee................................    17,500
        Printing Expenses.................................................   150,000*
        Legal Fees and Expense............................................   150,000*
        Accountants' Fees and Expenses....................................    75,000*
        Blue Sky Filing Fees and Expenses.................................    10,000*
        Transfer Agent....................................................    25,000*
        Miscellaneous.....................................................    24,075*
                                                                             -------
                  Total...................................................  $500,000
                                                                             =======


---------------
* Represents the Company's estimate of such expenses.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law (the "Delaware GCL"), which eliminate or limit the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. Furthermore, under Section 145 of the Delaware GCL, the Company shall indemnify each of its directors and officers against expenses (including reasonable costs, disbursements and counsel fees) in connection with any proceeding involving such person by reason of having been an officer or director, to the extent such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made by a majority of a quorum of disinterested members of the Board of Directors, independent legal counsel or the stockholders of the Company.

     The Company's Certificate of Incorporation states that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except that this provision shall not eliminate or limit a director's liability for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware GCL, or for any transaction from which the director derived an improper personal benefit.


     The Company's By-Laws further provide that the Company shall indemnify its officers, directors and employees to the fullest extent permitted by law. The By-Laws also permit the Company to purchase insurance on behalf of any such person against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the foregoing provision of the By-Laws. The Company maintains such insurance.



     Under Section 8 of the Underwriting Agreement filed as Exhibit 1 to this Registration Statement, the Underwriters agree to indemnify, under certain conditions, the Company, its officers and directors, and persons who control the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain liabilities.

ITEM 16.  EXHIBITS.


     Exhibits marked with a (+) are filed as part of Amendment No. 1 to this Registration Statement.



EXHIBIT NO.                                   DESCRIPTION
-----------     ------------------------------------------------------------------------
    *1          Form of Underwriting Agreement
     4.1        Amended and Restated Certificate of Incorporation of the Company(1)
     4.1(a)     Certificate of Retirement and Elimination of the Company
    +4.1(b)     Certificate of Amendment to Amended and Restated Certificate of
                Incorporation of the Company (effective July 29, 1997)
     4.2        Amended and Restated By-Laws of the Company(2)
     5          Form of Opinion of Dilworth, Paxson, Kalish & Kauffman LLP
   +23.1        Consent of Deloitte & Touche LLP dated July 29, 1997
    23.2        Consent of Dilworth, Paxson, Kalish & Kauffman LLP(3)
    24          Powers of Attorney of certain officers and directors of the Company(4)


     --------------------

      *  To be filed by amendment.


     (1) Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Reg. No. 33-65312).


     (2) Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Reg. No. 33-65312).


     (3) Included in Exhibit 5.


     (4) Included in the signature page to this Registration Statement.


ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby further undertakes that:

          (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on July 31, 1997.



                                          MANUGISTICS GROUP, INC.
                                          By: /s/     PETER Q. REPETTI

                                            ------------------------------------

                                                      PETER Q. REPETTI
                                                Vice President, Finance and
                                                        Administration
                                                and Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                                  TITLE                          DATE
-------------------------------------   ----------------------------------------   --------------
                  *                     Chief Executive Officer, President and     July 31, 1997
-------------------------------------     Chairman of the Board of Directors
          WILLIAM M. GIBSON               (Principal executive officer)

        /s/ PETER Q. REPETTI            Vice President, Finance and                July 31, 1997
-------------------------------------     Administration and Chief Financial
          PETER Q. REPETTI                Officer
                                          (Principal financial officer and
                                          principal accounting officer)

                  *                     Director                                   July 31, 1997
-------------------------------------
            JACK A. ARNOW

                  *                     Director                                   July 31, 1997
-------------------------------------
          J. MICHAEL CLINE

                  *                     Director                                   July 31, 1997
-------------------------------------
            LYNN C. FRITZ

                  *                     Director                                   July 31, 1997
-------------------------------------
         JOSEPH H. JACOVINI

                  *                     Director                                   July 31, 1997
-------------------------------------
          WILLIAM G. NELSON

                  *                     Director                                   July 31, 1997
-------------------------------------
          THOMAS A. SKELTON

      *By: /s/ PETER Q. REPETTI
-------------------------------------
          PETER Q. REPETTI
         AS ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


     Exhibits marked with a (+) are filed as part of Amendment No. 1 to this Registration Statement.



EXHIBIT NO.                                   DESCRIPTION
-----------     ------------------------------------------------------------------------
    *1          Form of Underwriting Agreement
     4.1        Amended and Restated Certificate of Incorporation of the Company(1)
     4.1(a)     Certificate of Retirement and Elimination of the Company
    +4.1(b)     Certificate of Amendment to Amended and Restated Certificate of
                Incorporation of the Company (effective July 29, 1997)
     4.2        Amended and Restated By-Laws of the Company(2)
     5          Form of Opinion of Dilworth, Paxson, Kalish & Kauffman LLP
   +23.1        Consent of Deloitte & Touche LLP dated July 29, 1997
    23.2        Consent of Dilworth, Paxson, Kalish & Kauffman LLP(3)
    24          Powers of Attorney of certain officers and directors of the Company(4)


     --------------------
      *  To be filed by amendment.

     (1) Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Reg. No. 33-65312).


     (2) Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Reg. No. 33-65312).

     (3) Included in Exhibit 5.
     (4) Included in the signature page to this Registration Statement.